UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: June 6, 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

By: /s/ Andri Herawan Sasoko

----------------------------------------------------

(Signature)

Andri Herawan Sasoko

Acting VP Investor Relations

Number	:	Tel.61/LP 000/DCI-M0200000/2024

Jakarta,	June 06, 2024

To

Board of Commissioners of the Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivatives, and Carbon Exchange Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	PT Telkom Indonesia (Persero) Tbk’s Additional Equity Injection to PT Telkom Data Ekosistem (“TDE”)

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	Company’s Additional Equity Injection to PT Telkom Data Ekosistem (“TDE”)
2.	Date	4 June 2024
3.	Description

On 4 June 2024, a transaction was carried out to increase the Company's contributed capital in TDE by Rp 1.626.900.000.000,- (one trillion six hundred twenty-six billion nine hundred million Rupiah) to continue the development of the Cikarang Hyperscale Data Center ("HDC") with an additional IT Load capacity of 18 MW.

The aim of the transaction is to strengthen the data center business owned by TDE so that TDE can become the market leader for the data center business especially in Indonesia through capacity expansion of TDE's domestic data centers. Apart from that, this transaction also supports the Company's plan to unlock the Company's data center business in the future, which is expected to provide the most optimal value for the Company.

4.	The Impact of the Events	Considering that the above transactions were carried out between the Company and the Company's Subsidiary, there is no direct impact on the Company's financial condition.
5.	Others

This transaction constitutes material information or facts for the Company as intended in Indonesian Financial Service Authority’s Regulation No. 31/POJK.04/2015 regarding Disclosure of The Information or Material Facts by The Issuer or Public Company and is an affiliate transaction as intended in the Article 6 of Indonesian Financial Service Authority’s Regulation No. 42/POJK.04/2020 regarding Affiliate Transactions and Conflict of Interest Transactions.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Andri Herawan Sasoko

Andri Herawan Sasoko

Acting VP Investor Relations